TABLE OF CONTENTS

SCHEDULE 14A
(Rule 14a)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
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GENESIS WORLDWIDE INC.

(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXX

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[Genesis Logo]

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date:	Wednesday, May 10, 2000
Time:	2:00 p.m., E.D.S.T.
Place:	Kettering Tower, 12th Floor Second and Main Streets Dayton, Ohio 45423

At the Annual Meeting, shareholders of Genesis Worldwide Inc. will:

- **Elect three directors for a three-year term; and**

- **Transact such other business as may properly come before the meeting or any adjournment thereof.**

Shareholders of record at the close of business on March 17, 2000 may vote at the meeting.

Your vote is important. Please fill out the enclosed proxy card and return it in the reply envelope.

By Order of the Board of Directors,

Richard E. Clemens
President and
Chief Executive Officer

March 31, 2000

PROXY STATEMENT FOR 2000 ANNUAL MEETING OF SHAREHOLDERS

GENESIS WORLDWIDE INC.
2600 Kettering Tower
Dayton, Ohio 45423

March 31, 2000

Solicitation and Voting of Proxies

The Board of Directors of Genesis Worldwide Inc. is sending you this Proxy Statement to solicit your proxy. If you give the Board your proxy, the proxy agents of the Board will vote your shares at the Annual Meeting of Shareholders on May 10, 2000 and any adjournment of the meeting. The proxy agents will vote your shares as you specify on the proxy card. If you do not specify how your shares should be voted, the proxy agents will vote your shares in accordance with the Board's recommendations.

You may revoke your proxy at any time before the proxy agents use it to vote on a matter. You may revoke your proxy in any one of three ways:

- You may send in another proxy card with a later date.
- You may notify the Company in writing before the Annual Meeting that you have revoked your proxy.
- You may vote in person at the Annual Meeting.

The Company first mailed this Proxy Statement to shareholders on March 31, 2000.

Voting Securities and Record Date

You are entitled to notice of the Annual Meeting and to vote at the meeting if you owned common shares or preferred shares of record at the close of business on March 17, 2000. For each share owned of record, you are entitled to one vote. On March 17, 2000, the Company had 4,282,996 common shares and 14,642 Series A Preferred Shares outstanding, which are the only outstanding voting securities.

Quorum Requirement and Voting

A quorum of shareholders is necessary to hold a valid meeting. The holders of voting shares present, in person or by proxy, at the Annual Meeting constitute a quorum for the election of directors. The presence, in person or by proxy, of the holders of a majority of the outstanding shares is necessary for any other purpose. Abstentions and broker non-votes are counted as present for establishing a quorum. A broker non-vote occurs when a broker votes on some matters on the proxy card but not on others because he does not have the authority to do so.

In counting votes on a particular item, the Company will treat abstentions as votes cast on the particular matter. The Company will not, however, treat broker non-votes as either votes cast or shares present for matters related to the particular item. Thus, abstentions and broker non-votes have the effect of a negative vote on any proposal where the vote required to pass the proposal is a percentage of the outstanding shares, but only abstentions have the effect of a negative vote when the vote required to pass a proposal is a percentage of the shares present at the meeting.

If a shareholder notifies the Company in writing 48 hours or more before the meeting that the shareholder desires that directors be elected by cumulative voting, then shareholders will have cumulative voting rights in the election of directors. Cumulative voting allows each shareholder to multiply the number of shares owned by the number of directors to be elected and to cast the total for one nominee or distribute the votes among the nominees as the shareholder desires. Nominees who receive the greatest number of votes will be elected.

ELECTION OF DIRECTORS

The Company's Board of Directors is divided into three classes, with three directors in two classes and four directors in the class of directors whose term of office expires at the 2000 Annual Meeting. One class of directors is elected for a term of three years at each Annual Meeting of Shareholders.

William A. Enouen, who has been a director of the Company since 1990 and is a member of the class of directors whose term of office expires at the meeting, is retiring from the Board. Effective with the 2000 Annual Meeting, the Board has reduced the number of directors in the class of directors standing for election at the 2000 Annual Meeting to three members.

At the 2000 Annual Meeting, shareholders will elect three directors who will hold office until the Annual Meeting of Shareholders in 2003. The Board has nominated John A. Bertrand, Gerald L. Connelly, and Joseph M. Rigot for election as directors. All nominees are presently directors. There is currently a vacancy in the class of directors whose term of office expires in 2001, which the Board may fill.

If a nominee becomes unable to stand for reelection, the Board's proxy agents will vote the proxies for a substitute nominee of the Board. If shareholders vote cumulatively in the election of directors, then the Board's proxy agents will vote the shares represented by the proxies cumulatively for the election of as many of the Board's nominees as possible and in such order as the proxy agents determine.

Nominees For Term of Office Expiring in 2003

John A. Bertrand **Director Since 1993**

Mr. Bertrand, 61, was elected Chairman of the Board of the Company in October 1999. Mr. Bertrand, a Senior Vice President of A. O. Smith Corporation, has been President for more than five years of A.O. Smith Electrical Products Company, a subsidiary of A.O. Smith Corporation which manufactures electric motors.

Gerald L. Connelly **Director Since 1997**

Mr. Connelly, 58, has been President and Chief Executive Officer of Robbins & Myers, Inc. (fluids management equipment for the process industries) since January 1, 1999. From April 1997 to January 1999, he was its Executive Vice President and Chief Operating Officer and from June 1994 to April 1997, he was a Vice President of Robbins & Myers, Inc. and President of its Process Industries Group. He is also a director of Robbins & Myers, Inc.

Joseph M. Rigot **Director Since 1994**

Mr. Rigot, 56, has been partner-in-charge of the Thompson Hine & Flory LLP, Dayton, Ohio office (attorneys) since 1993 and has been engaged in the practice of corporate and securities law since 1973. Thompson Hine & Flory LLP provides legal services to the Company.

Directors Continuing in Office Until 2002

Waldemar M. Goulet **Director Since 1991**

Mr. Goulet, 64 and Professor Emeritus (Finance) at Wright State University, retired August 1999 after more than five years as a Professor of Finance and was formerly Dean of the College of Business Administration at Wright State University.

William R. Graber **Director Since 1998**

Mr. Graber, 56, joined McKesson HBOC, Inc. (healthcare supply management and information technology) as Senior Vice President, Chief Financial Officer, in February 2000. From November 1993 until December 1999, he was Vice President and Chief Financial Officer of The Mead Corporation. Prior to joining The Mead Corporation initially as Treasurer and Controller in 1991, he was at General Electric Corporation for 26 years where he held a wide-range of financial management positions.

J. William Uhrig **Director Since November 1999**

Mr. Uhrig, 38, has been a Managing Director of Three Cities Research, Inc., a private equity firm ("TCR"), since 1991, having initially joined TCR in 1984. TCR nominated Mr. Uhrig for election as a director of the Company. See "TCR Designees" at page 3.

Directors Continuing in Office Until 2001

Richard E. Clemens **Director Since 1997**

Mr. Clemens, 50, has been President and Chief Executive Officer of the Company since March 10, 1997. From July 1995 to February 1997, he was Vice President and General Manager of Frick Company, a subsidiary of York International, engaged in the manufacture of compressors, heat exchangers, and process refrigeration equipment. He served as President and Chief Executive Officer of Clark Material Handling Company, a manufacturer of lift trucks, from March 1994 to July 1995. From July 1985 until 1994, he held various management positions with BMY Combat Systems, a division of Harsco Corporation, having served as President of the division from 1992 to 1994.

Augustine A. Fornataro **Director Since November 1999**

Mr. Fornataro, age 69, retired in January 1999 as President and Chief Executive Officer of Herr Voss Industries, Inc. (coil processing). For more than 23 years, he served in various executive capacities with Herr Voss Industries, Inc. and its predecessor companies. TCR nominated Mr. Fornataro for election as a director of the Company. See "TCR Designees" immediately below.

TCR Designees

The Company acquired the Herr Voss companies on June 30, 1999, pursuant a stock purchase agreement and related agreements (the "Agreements") between the Company and certain "selling shareholders" as defined in the Agreements. Three Cities Research, Inc. ("TCR") serves as representative of the selling shareholders under the Agreements. As representative

of the selling shareholders, TCR has the right to nominate two persons to serve as directors of the Company so long as the selling shareholders continue to hold at least $7.5 million in principal amount of the $15 million subordinated note of the Company which the selling shareholders purchased in June 1999. TCR nominated J. William Uhrig and Augustine A. Fornataro, and they were elected directors of the Company on November 3, 1999. TCR is required to cause one of its nominees to resign when the selling shareholders own less than $7.5 million in principal amount of such note and the other to resign when such note is fully paid. At March 17, 2000, all $15 million of such note was unpaid.

Directors' Meetings and Committees

The Board of Directors met eight times in 1999. The Board of Directors has three committees: the Audit Committee (Messrs. Graber-Chairman, Bertrand, Enouen, and Goulet), which met twice in 1999; the Compensation Committee (Messrs. Enouen-Chairman, Bertrand, and Connelly), which met five times in 1999; and the Executive Committee (Messrs. Bertrand-Chairman, Clemens, Enouen, and Rigot), which met once in 1999. Each director attended in 1999 more than 75% of the total number of Board meetings and meetings of Board Committees on which he served.

The Audit Committee meets with Company personnel and with representatives of PricewaterhouseCoopers LLP, the Company's independent auditors, to review auditing procedures, the annual audit of the Company's financial statements, and other matters related to the Company's financial reporting. The Committee reports its findings and recommendations to the Board of Directors.

The Compensation Committee develops and administers the Company's executive compensation policies and programs and sets the compensation of executive officers. The Committee also advises the Board of Directors on the creation, administration or modification of employee compensation policies and procedures.

The Executive Committee exercises all of the authority of the Board between meetings of the Board except as to matters that may not be delegated to a committee under Ohio law. This committee also functions as a nominating committee and recommends to the Board candidates for membership on the Board. The Executive Committee will consider candidates recommended by shareholders for nomination. A shareholder desiring to recommend a candidate should send the name, address, and a brief resume of the candidate to the Secretary of the Company.

Director Compensation

Directors who are not employees of the Company received the following compensation in 1999:

Annual Stipend:	$12,000 (50% paid in restricted Company stock on the date of the annual meeting of shareholders, which stock vests after one year)(1)(2)
Attendance Fees:	$1,000 per Board meeting $600 per Committee meeting, except Committee Chairman receive $800
Stock Options:	1,000 share option granted to each director following each Annual Meeting of Shareholders; option price equal to fair market value on date of grant.

---

(1) For 1999, the $6,000 payable in restricted shares was paid to each non-employee director by issuing to him 762 restricted Company shares on May 5, 1999, which were valued at $7.88 per share. Mr. Fornataro and Mr. Uhrig became directors November 1, 1999 and were issued 555 restricted Company shares valued at $5.41 per share. For 2000, the Board has determined that in no event shall a director receive more than the 762 restricted shares issued in 1999. The Board believes that due to the magnitude of the year-to-year (1999-2000) decline in the Company's stock price, it should not result in a director receiving an increased number of shares.

(2) The Company pays Mr. Bertrand $10,000 annually for serving as Chairman of the Board.

Directors and Executive Officers

Set forth below is information as of March 17, 2000 concerning common shares of the Company beneficially owned by each director, each current executive officer named in the Summary Compensation Table, and directors and executive officers as a group.

Individual or Group	Number of Shares Beneficially Owned as of 3/17/00[(1)]	Percent of Voting Shares
John A. Bertrand	2,762	(2)
Richard E. Clemens	83,926	1.9%
Gerald L. Connelly	3,762	(2)
William A. Enouen	2,762	(2)
Augustine A. Fornataro	10,838	(2)
Waldemar M. Goulet	2,762	(2)
William R. Graber	2,762	(2)
Joseph M. Rigot	6,000	(2)
J. William Uhrig	50,130(3)	1.2%
Karl A. Frydryk	16,132	(2)
Alan L. Roehrig	9,000	(2)
Vernon E. Collins	22,500	(2)
Frederick G. Sharp	15,952	(2)
Directors and Executive Officers as a Group (18 persons)	289,568	6.6%

(1) Unless otherwise indicated, total voting power and total investment power are exercised by each individual and/or a member of his household. Shares which a person may acquire within 60 days of March 17, 2000 are treated as “beneficially owned” and the number of such shares included in the table for each person and the group were:

Mr. Bertrand — 1,000	Mr. Clemens — 31,438	Mr. Connelly — 1,000
Mr. Enouen — 1,000	Mr. Fornataro — 500	Mr. Goulet — 1,000
Mr. Graber — 1,000	Mr. Rigot — 1,000	Mr. Uhrig — 500
Mr. Frydryk — 12,313	Mr. Roehrig — 8,000	Mr. Sharp — 13,469
Mr. Collins — 0	Directors and executive officers as a group — 93,220.	

(2) Less than 1%.

(3) Mr. Uhrig is the sole stockholder of the general partner of Three Cities Offshore II, C.V. His listed holdings include 49,075 shares which represent his proportionate interest in shares owned directly by such entity.

Principal Shareholders

The only persons known by the Board of Directors of the Company to be beneficial owners of more than 5% of the outstanding common shares of the Company as of March 17, 2000 are listed in the following table:

Name and Address	**Number of Common Shares Beneficially Owned as of 3/17/00**	**Percent of Voting Shares**
Dimensional Fund Advisors Inc.[1] 1299 Ocean Avenue Santa Monica, CA 90401	291,661	6.8%
Greenway Group[2] 277 Park Avenue, 27th Floor New York, NY 10017	327,600	7.6%

(1) Dimensional Fund Advisors Inc. is a registered investment advisor.

(2) A Schedule 13D was filed with the Securities and Exchange Commission on September 16, 1996 by the following persons or entities in which it was affirmed they were filing as members of a group (where shares are held directly by a member of the Group, it is so indicated in parenthesis): Greenway Partners, L.P. (100,500 shares), Greentree Partners, L.P. (42,100 shares), Greenhouse Partners, L.P., Greenhut, L.L.C., Greenbelt Corp. (150,000 shares), Greensea Offshore, L.P. (35,000 shares), Greenhut Overseas, L.L.C., Alfred D. Kingsley, and Gary K. Duberstein (the “Greenway Group”). Messrs. Kingsley and Duberstein have shared voting and shared dispositive power by virtue of various offices they hold with respect to all of the 327,600 shares owned by the Greenway Group.

COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Board's Compensation Committee is responsible for assuring that the Company's compensation policies and programs are fair and effectively promote Company objectives. The Committee sets the compensation of executive officers. It also administers and makes all awards under the Company's stock-based compensation plans. The Committee members are four directors who are not employed by the Company.

Objectives and Policies

The Committee seeks to:

- create a performance-oriented environment, with emphasis on achievement of the annual business plan;
- stress the importance of implementing a longer-term, business strategy that offers meaningful opportunities to enhance shareholder value;
- tie compensation to both Company and individual performance; and
- provide significant rewards to executives for substantial improvement in total shareholder return.

To achieve these objectives, the Company pays two types of compensation:

- annual compensation — includes base salary and a cash bonus if certain financial targets are achieved; and
- long-term compensation — includes restricted shares which vest over three years and annual stock option grants which are only valuable if the Company's stock price increases.

Annual Compensation

Base Salary. The Company pays executives a salary each year which it believes is competitive with salaries paid by other industrial companies similar to the Company based on survey data of independent compensation consultants. The Committee normally reviews salary survey data annually and adjusts individual salaries to reflect any changes in the Company's salary structure, attainment of individual objectives during the preceding year, and overall Company performance.

In 1999, the Company engaged Aon Consulting to assist it in determining appropriate salary levels after taking into account the acquisition of the Herr Voss companies in June 1999 and in integrating the benefits of the Company and those of the Herr Voss companies. Based on data provided by Aon Consulting, the Committee increased, effective July 1, 1999, the salaries of two of the Named Executives listed in the Summary Compensation Table, namely Messrs. Clemens and Frydryk. Two other Named Executives — Messrs. Collins and Roehrig — were executives of businesses acquired by the Company in 1999. The Company continued their salary in 1999 at the same rate as they were being paid at the time of the acquisition.

Annual Bonus Opportunity. Executives can earn cash bonuses each year. For fiscal 1999, the available cash bonuses at target performance levels ranged from 25% to 50% of base salaries.

Those executives with higher rated positions were eligible for the larger bonus percentage, effectively making more of their total compensation dependent on performance.

For 1999, no cash bonuses were paid to Messrs. Clemens and Frydryk because the corporate performance targets for earnings per share and internal revenue growth in 1999 were not achieved. The other three Named Executives who were business unit executives received modest bonuses based on their particular business unit's partial achievement of performance objectives related to cash flow, revenue growth, and success at integration of acquisitions. Total cash bonuses for 1999 paid to these three executives were $49,717.

Long-Term Compensation Incentives

The Company's executives make strategic business decisions daily which are ultimately successful only if they increase shareholder value. The Committee believes a significant portion of executive compensation should be tied to increases in shareholder value and paid in Company stock. For 1999, the Company's long-term, stock-based, compensation program consisted of the award of performance units payable 50% in restricted shares, if earned, and the grant of stock options.

Performance Units. The Named Executives were eligible to earn in 1999 performance units which ranged in total value from 0% to 50% of their base salaries. Performance units, if earned, would have been paid 50% in cash and 50% in restricted shares of the Company which would have vested equally over a three-year period. No performance units were earned in 1999 because the average annual total shareholder return on the Company's common shares for the three year period ended December 31, 1999 was not in the top 50% of that achieved by the Company's peer group companies.

Stock Options. The Committee annually grants stock options to executives. The option price is the fair market value of a Company share on the date of grant. Options generally become exercisable after one year and expire ten years after grant. The Committee determines the number of shares, if any, to be granted to each executive based on:

- executive's ability to impact the Company's long-term financial results;
- executive's recent performance; and
- importance of executive to achieving the Company's long-term goals.

In 1999, the Committee granted options to purchase a total of 50,000 Company shares to the Chief Executive Officer and the other Named Executives at an option price of $6.56 per share ($8.81 per share in the case of options granted to Mr. Collins).

Compensation of Chief Executive Officer

At the time Mr. Clemens was employed in March 1997, his annual salary was set at $215,000. On March 1, 1999, it was increased to $230,000 and on July 1, 1999 to $280,000. The Committee believes that Mr. Clemens' strong personal leadership has been key to the Company's success in executing its strategic plan to exit the machine tool business and achieve a market leading position in the coil processing business. The Committee believes his current salary reflects the increased size of the Company and its new leadership position in the coil processing industry.

Because the Company did not achieve the earnings per share and the internal revenue growth targets established for 1999, Mr. Clemens did not receive a cash bonus for 1999. Likewise, because the Company's average annual total shareholder return compared to peer companies for the last three years was not in the top 50% of the Company's peer group companies, no performance units were earned for 1999.

In 1999, the Company granted Mr. Clemens options to purchase 18,000 shares at an option price of $6.56 per share.

Conclusion

The Committee believes the Company made important progress in 1999 in executing its strategic plan to become a market leader in coil processing. The Company did not, however, achieve its financial performance targets and there was a substantial decrease in the Company's stock price. As a result, there were no performance units earned, cash bonuses were few and minimal, and options granted in 1999 were out-of-the-money at year end. The Committee believes the Company has assembled a strong management team, and there are strong incentives to improve significantly the Company's financial performance and return to its shareholders in 2000 and succeeding years.

THE COMPENSATION COMMITTEE
William A. Enouen, *Chairman*
John A. Bertrand
Gerald L. Connelly
William R. Graber

EXECUTIVE COMPENSATION

The following sections show compensation information for services in 1999 of the Chief Executive Officer and the next four most highly compensated executive officers of the Company at December 31, 1999.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary	Bonus	Other	Restricted Stock[3]	Number of Shares Underlying Options	All Other Compensation[4]
Richard E. Clemens,	1999	$248,334	$ –0–	$ –0–	$ –0–	18,000	$13,342
President and Chief	1998	215,004	89,074	4,597 [2]	23,108	13,438	1,870
Executive Officer	1997	179,170	100,000	50,000 [2]		75,000	–0–
Karl A. Frydryk,	1999	$128,292	$ –0–	$ –0–	$ –0–	8,000	$ 5,622
Vice President and Chief Financial Officer[1]	1998	124,129	28,370	–0–	7,413	4,313	362
Allan L. Roehrig, President — GenCoat Inc.[1]	1999	$170,000	$ 10,221	$ –0–	$ –0–	8,000	$ 7,013
Fred C. Sharp,	1999	$132,334	$ 28,996	$ –0–	$ –0–	8,000	$ 5,473
President — GenInternational Inc.[1]	1998	109,771	44,844	52,684 [2]	9,401	5,469	334
Vernon E. Collins, Chief Executive Officer-GenSystems Inc.[1]	1999	$120,000	$ 10,500	$ –0–	$ –0–	8,000	$ 4,232

(1) Mr. Frydryk was first employed by the Company on January 5, 1998, Mr. Roehrig on January 1, 1999, Mr. Sharp on February 23, 1998, and Mr. Collins on July 1, 1999.

(2) Relocation allowances and related payments.

(3) No restricted shares were issued for 1999. As of December 31, 1999, the number and aggregate value of restricted shares held by the Named Executive Officers were: Mr. Clemens — 10,488 shares ($67,517); Mr. Frydryk — 1,119 shares ($7,204); Mr. Roehrig — 0 shares; Mr. Sharp — 1,419 shares ($9,135); and Mr. Collins — 0 shares.

(4) This column includes term life insurance premiums paid by the Company and also Company contributions under its 401(k) plan for the following persons: Mr. Clemens — $9,450; Mr. Frydryk — $4,928; Mr. Roehrig -$6,800; Mr. Sharp — $4,847; and Mr. Collins — $1,200. With respect to Mr. Collins, this column also includes a Company contribution of $2,400 under a non qualified deferred compensation plan.

1999 Stock Option Grants

The following table presents information concerning stock options granted in 1999 to the persons named in the Summary Compensation Table. The table also shows the hypothetical gains that would exist for the options at the end of their ten-year terms, assuming compound rates of stock appreciation of 5% and 10%. The actual future value of the options will depend on the market value of the Company's common shares.

	Individual Grants[1]				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[2]	
Name	**Number of Shares Underlying Options Granted**	**% of Total Options Granted to Employees in 1999**	**Exercise Price**	**Expiration Date**	**5%**	**10%**
Richard E. Clemens	18,000	15.06%	$6.5625	2-12-09	$74,288	$188,260
Karl A. Frydryk	8,000	6.69%	$6.5625	2-12-09	$33,017	$ 83,671
Alan L. Roehrig	8,000	6.69%	$6.5625	2-12-09	$33,017	$ 83,671
Fred C. Sharp	8,000	6.69%	$6.5625	2-12-09	$33,017	$ 83,671
Vernon E. Collins	8,000	6.69%	$8.8125	8-03-09	$44,337	$112,359

(1) Under the Company's 1999 Long-Term Incentive Stock Plan, shares subject to an option may be purchased one year after the date of grant, and the options have a 10-year term.

(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates, assuming annual compounding, prescribed by rules of the Securities and Exchange Commission and are not intended to forecast possible appreciation, if any, of the Company's share price.

Option Exercises in 1999 and Year-End Option Values

The following table presents information concerning all exercises of options to purchase Company shares during 1999 by the persons named in the Summary Compensation Table and the value of all unexercised options at December 31, 1999.

			Number of Shares Underlying Unexercised Options at 12/31/99		Value of Unexercised In-The-Money Options at 12/31/99 [1]	
Name	**Shares Acquired On Exercise**	**Value Realized**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Richard E. Clemens	–0–	–0–	13,438	93,000	–0–	–0–
Karl A. Frydryk	–0–	–0–	4,313	8,000	–0–	–0–
Alan L. Roehrig	–0–	–0–	–0–	8,000	–0–	–0–
Fred C. Sharp	–0–	–0–	5,469	8,000	–0–	–0–
Vernon E. Collins	–0–	–0–	–0–	8,000	–0–	–0–

(1) At December 31, 1999, the option exercise price of all outstanding options was higher than the market value of a share at such date.

Retirement Plan

Until January 1, 1999, executive officers and other salaried employees accrued retirement benefits under the Company’s noncontributory, defined benefit pension plan (the “Former Plan”). On December 31, 1998, benefit accruals under the Former Plan ceased, and the participants’ benefits were fixed.

Effective January 1, 1999, the Company adopted the Genesis Worldwide Inc. Cash Balance Pension Plan (the “Cash Balance Plan”) in which executive officers participate. Under the Cash Balance Plan, a cash balance pension account is established for each participant for record keeping purposes. Each year a participant’s cash balance account is credited with (a) an amount equal to 5% of the participant’s eligible compensation and (b) an interest credit based on the participant’s cash balance account at the beginning of each year. Only salary is considered as eligible compensation, and for 1999, eligible compensation was limited by law to $160,000. Interest rate credits are calculated based on a one year treasury bill rate. Under the Cash Balance Plan, a participant’s benefit is the amount determined by projecting interest credits to his or her cash balance account to age 65 and is payable in a lump sum or the actuarial equivalent annuity.

Other

There are agreements with each of Messrs. Clemens, Frydryk, and Sharp which provide that if the executive is terminated within two years after a change of control of the Company as defined in the agreement for a reason other than cause or disability or if the executive quits for good reason (e.g. a reduction in compensation or demotion), then the executive is paid a severance payment within 15 days after termination. The severance payment is equal to twice the executive’s annual salary and bonus, except, in the case of Mr. Sharp, it is equal to one year’s salary and bonus.

COMMON STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total return to shareholders on the Company's common shares for the last five calendar years with the cumulative total return on the Russell 2000 Index of Companies and a peer group of 12 industrial technology companies (the "Peer Group") for the same periods. The Peer Group includes Allied Products Corp., Brown & Sharpe Manufacturing Co., DeVlieg Bullard Inc., DT Industries Inc., Flow International Corp., Gleason Corp., Hardinge Brothers Inc., Hurco Companies Inc., Met Coil Systems Corp., Genesis Worldwide Inc., Newcor Inc., and Unova Inc. The graph depicts the value on December 31, 1999, of a $100 investment made on December 31, 1994, in Company shares, with all dividends reinvested, and the corresponding index.

	Genesis Worldwide Inc.	Peer Group	Russell 2000
12/94	100	100	100
12/95	127.33	150.29	127.49
12/96	85.68	190.92	154.73
12/97	84.49	221.35	203.91
12/98	73.72	171.02	190.75
12/99	35.27	130.07	187.92

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP (or one of its predecessor firms) has served as the Company's independent auditors for more than 50 years and served as the Company's independent auditors for 1999. The Audit Committee of the Board of Directors has not yet determined which firm it will recommend to the Board to serve as the Company's independent auditors for 2000.

A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if he desires to do so and to respond to appropriate questions from shareholders.

OTHER MATTERS

As of March 21, 2000, the Board of Directors did not know of any matters to be presented at the meeting other than those mentioned above. However, if other matters should properly come before the meeting, or any adjournment thereof, it is intended that the Board's proxy agents will vote the proxies in their discretion.

The Company will bear the cost of soliciting proxies. In addition to the use of the mails, certain officers, directors, and regular employees of the Company may solicit proxies by telephone or personal interview. The Company will request brokerage houses, banks and other persons to forward proxy material to the beneficial owners of shares held of record by such persons.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of the Company and owners of more than 10% of the Company's common shares to file an initial ownership report with the Securities and Exchange Commission and a monthly or annual report listing any subsequent change in their ownership of common shares. The Company believes, based on information provided to the Company by the persons required to file such reports, that all filing requirements applicable to such persons during the period from January 1, 1999 through December 31, 1999, were met, except that Mr. Uhrig's initial ownership report was inadvertently filed late and the report for Mr. Roehrig's purchase of 1,000 shares was filed late.

SHAREHOLDER PROPOSALS

If you intend to submit a proposal for inclusion in the Company's proxy statement and form of proxy for the 2001 Annual Meeting of Shareholders, the Company must receive the proposal at 2600 Kettering Tower, Dayton, Ohio 45423, Attention: Secretary, on or before December 2, 2000.

If any shareholder who intends to propose any other matter to be acted on at the 2001 Annual Meeting of Shareholders does not inform the Company of such matter by February 15, 2001, the persons named as proxies for the 2001 Annual Meeting of Shareholders will be permitted to exercise discretionary authority to vote on such matter even if the matter is not discussed in the proxy statement for such meeting.

By Order of the Board of Directors,

Richard E. Clemens
President and
Chief Executive Officer

March 31, 2000

Genesis Worldwide Inc.
c/o Corporate Trust Services
Mail Drop 10AT66-4129
38 Fountain Square Plaza
Cincinnati, OH 45263

Name Appears

fold and detach here

(Continued from the reverse side.)

GENESIS WORLDWIDE INC.

P R O X Y

A vote **FOR** Proposal 1 is recommended by the Board of Directors. When properly executed, this proxy will be voted in the manner directed by the undersigned shareholder. If no direction is specified, the proxy will be voted **FOR** Proposal 1.

This Proxy is solicited on behalf of the Board of Directors.

Dated ______________________, 2000

Name Appears ______________________________

____

Please sign your name as imprinted hereon, and, in the case of multiple or joint ownership, all should sign.

R.S. Rowe & Company, Inc.; Job No. 8589; Proof of 3-16-00
(phone) (781) 849-9700; (212) 926-2444; (800) 324-6202; FAX No. (781) 849-9740
EMAIL Address: rsrowe@interserv.com
pm6\5-3/genesis-PRX

GENESIS WORLDWIDE INC.
P R O X Y
Annual Meeting of Shareholders, May 10, 2000

KARL A. FRYDRYK and LEO E. DUGDALE III, and each of them, are hereby authorized to represent me at the Annual Meeting of Shareholders of the Company to be held on May 10, 2000, and at any adjournment, and at the meeting to vote all of my shares as follows:

1. Election of Directors.

[ ] **FOR** all nominees of the Board of Directors, namely John A. Bertrand, Gerald L. Connelly and Joseph M. Rigot (except as marked to the contrary below), including authority to cumulate votes selectively among such nominees.

[ ] **WITHHOLD AUTHORITY** to vote for all nominees listed below.

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, write that nominee's name on the line provided below.)

Upon any other business that may properly come before the meeting.

(Continued and to be signed, on the reverse side.)